Consent of Independent Registered Public Accounting Firm

The Board of Directors
TierOne Corporation:

We consent to the use of our reports dated March 10, 2008 with respect to the consolidated statements of financial condition of TierOne Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, included herein.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based benefit plans.

/s/ KPMG LLP

Lincoln, Nebraska
March 10, 2008